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                                                                     EXHIBIT 8.1


                              FORM OF OPINION ONLY
                               NOT FINAL OR ISSUED
               FINAL OPINION SUBJECT TO RECEIPT OF REPRESENTATION
               LETTERS BY UNITED, NEW UNITED, UNITED, NEW UNITED
                    MERGER SUBSIDIARY, FOUNDERS, AND LIBERTY



December 20, 2001




To the Stockholders of                 To the Founders of
UnitedGlobalCom, Inc.                  UnitedGlobalCom, Inc.
4643 S. Ulster, Ste. 1300              4643 S. Ulster, Ste. 1300
Denver, Colorado 80237                 Denver, Colorado 80237

Ladies and Gentlemen:

You have requested our opinion (the "Opinion") as to certain U.S. federal income tax consequences to you as the Stockholders of UnitedGlobalCom, Inc. ("United"), resulting from (i) a series of transactions (each an "Acquisition" and collectively, the "Acquisitions") contemplated by the Agreement and Plan of Restructuring and Merger, dated December 3, 2001 (the "Merger Agreement") among United, New UnitedGlobalCom, Inc. ("New United"), United/New United Merger Sub, Inc. ("United/New United Merger Sub"), Liberty Media Corporation ("Liberty"), Liberty Media International, Inc. ("LMI"), Liberty Global, Inc. ("Liberty Global"), and each person indicated as a "Founder" on Schedule 2.1(a) of the Merger Agreement (each such Person, a "Founder").

The transaction documents include the Merger Agreement referenced above, the Amended and Restated Agreement and Plan of Restructuring and Merger, the United/New United Merger Agreement (the "United/New United Merger Agreement"), the Stockholders Agreement, the Subscription Agreement, the Founder Newco Merger Agreement, the Voting Agreement, the United/Liberty Agreement, the New United Covenant Agreement, the No Waiver Agreement, the Standstill Agreement, the Registration Rights Agreement, the Exchange Agreement; and the Preferred Exchange Agreement, and any and all other documents, instruments and agreements to be executed and delivered in connection with the transactions contemplated. The above agreements are collectively referred to herein as the "Acquisition Agreements." All parties to the Acquisitions are collectively referred to as the "Transferors." The transactions contemplated by the Acquisition Agreements will be referred to herein as the "Transaction."


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The Transaction is described in the representation letter (the "Representation
Letter") which is attached as Exhibit A hereto.(1)

Scope of Opinion

In rendering the Opinion, we have relied upon the accuracy and completeness of the facts, assumptions, and representations (without regard to any limitation based on knowledge or belief, or similar limitation):

         (i)    set forth in the Opinion,

         (ii)   contained or referenced in Agreements, and

         (iii)  set forth or referenced in the Representation Letter.

New United, United, and United/New United Merger Sub have represented that such facts, assumptions, and representations are true, correct, and complete. However, we have not independently audited or otherwise verified any of these facts, assumptions, or representations. A misstatement or omission of any fact or a change or amendment in any of the facts, assumptions, or representations we have relied upon may require a modification of all or a part of the Opinion. In addition, the Opinion is based on such facts, assumptions, and representations as represented to us as of the date of this letter. Any changes in the facts, assumptions, or representations upon which we have relied between the date of this letter and the actual closing of the Transaction may require a modification of all or part of the Opinion. Our Opinion assumes that the Transaction is executed in accordance with the terms of the Agreements, and that the Agreements are legally valid and enforceable according to their terms. We have no responsibility to update the Opinion for events, mergers, circumstances or changes in any of the facts, assumptions, or representations occurring after this date.

The Opinion expressed herein is based on our interpretation of the Internal Revenue Code of 1986, as amended (the "Code") , the Treasury Regulations (the "Treas. Regs.") thereunder, reported court cases as of the date of this letter, ruling and procedures issued by the Internal Revenue Service (the "Service), and such other authorities as we deemed relevant, in each case of the date of the Opinion.(2) U.S. federal income tax laws, Treas. Regs., and the interpretations thereof, are subject to change, which could adversely affect the Opinion. Should there be any change, including any change having retroactive effect, in the Code, the Treas. Regs., and the administrative guidance issued thereunder, or in the prevailing judicial interpretation of the foregoing, the Opinion expressed herein would necessarily have to be reevaluated in light of such change. The Opinion is directed only to Holders who hold their United stock as a capital

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(1) Unless otherwise indicated, all capitalized terms shall have the meaning defined in the Representation letter or the Acquisition Agreements where no such definition is included in the Representation Letter.

(2) All "Section" references are to the Code and the Treas. Reg.


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asset within the meaning of Section 1221 of the Code. Certain types of Holders
(including insurance companies, tax-exempt organizations, mutual funds, retirement plans, financial institutions, dealers in securities or foreign currency, persons who hold their United stock as part of a straddle, hedge, conversion, synthetic security, or constructive sale transaction for United States Federal income tax purposes or who have a functional currency other than the United States dollar, investors in pass-through entities, traders in securities who elect to mark-to-market, certain expatriates, and Holders who are not U.S. citizens or residents, domestic corporations or partnerships, or U.S. trusts or estates) may be subject to tax rules that are not discussed in the Opinion. The Opinion is as of the date of this letter, and we have no responsibility to update the Opinion for changes in applicable law or authorities occurring after the date of the Opinion.

The Opinion expressed herein is limited to the specific U.S. federal income tax consequences of the Transaction described herein. You have not requested us to consider, nor have we considered, in the Opinion any other U.S. federal income tax consequences; non-income tax consequences; or any state, local or foreign income tax consequences of the Transaction. Accordingly, we do not express any opinion regarding the treatment that would be given the Transaction by the applicable authorities on any such other U.S. federal income tax; non-income tax; or state, local or foreign tax issues. Furthermore, we express no opinion on non-tax issues such as corporate law or securities law matters. We express no opinion other than as stated herein, and neither the Opinion, nor any prior statements, are intended to be viewed , nor should they be construed, as an opinion on any other matters.

Opinion

In our opinion, for U.S. federal income taxes:

i. The formation of the Founder Newcos (each a single member limited liability company and taxed as a disregarded entity) and each Founder Newcos' merger with and into New United pursuant to the respective Agreement and Plan of Merger will be disregarded for federal income tax purposes, and the merger will be treated as a transfer by the Founders of their United stock to New United in exchange for New United stock.

ii. The formation of United/New United Merger Sub and its merger with and into United will be disregarded for federal income tax purposes and the transaction will be treated as a transfer by the United Stockholders of their United stock to New United in exchange for New United stock.

iii. The exchanges described in (i) and (ii) above will constitute an exchange within the meaning of Section 351 for those Founders and United Stockholders who receive solely New United stock in exchange for their United stock. Consequently, no gain or loss will be recognized by such Founders and United Stockholders. In the event that cash is received in lieu of the receipt of fractional shares of stock of New United by a Founder or a United

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     Stockholder who otherwise receives solely New United stock, income or loss will be recognized by such Founder or Stockholder as described in vi.
     below.

iv. Except as described below with respect to certain Holders that exercise dissenters rights in the transaction and who actually or constructively, through the application of a highly complex series of attribution rules set forth in Section 318 of the Code (as modified by Section 304 of the Code), own shares of New United following the transaction, a Holder of United common or preferred stock who dissents from the merger and receives cash in exchange for all of his or her shares generally should be treated as having received the payment in redemption of his or her United shares and will recognize gain or loss equal to the difference between the amount of cash received and such Holder's aggregate basis in his or her United common and preferred stock (except in respect of any amount constituting interest, which should be treated as ordinary income). This gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if, at the time the Transaction is completed, the shares of United common stock and preferred stock (i) are treated as capital assets in the hands of the Holder and (ii) have been held for more than one year. A redemption of that type would be subject to the conditions and limitations of Section 302 of the Code.


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v.       Holders of United common and preferred stock will recognize either (i)
     gain or loss, or (ii) ordinary dividend income with respect to the cash type receive instead of a fractional share interest in New United common stock. Under the first alternative characterization, the gain or loss will be measured by the difference between the amount of cash they receive and the portion of the tax basis of their shares of New United common stock allocable to the shares of New United common stock or preferred stock exchanged for the fractional share interest. This gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if, at the time the transaction is completed, the shares of United common stock and preferred stock (i) are treated as capital assets in the hands of the Holder and (I) have been held for more than one year. Under the second alternate characterization, the entire amount of cash received, without any reduction for the tax basis of the Holder allocable to such fractional shares, will be treated as ordinary dividend income. . The determination of which alternative will apply depends upon each Holder's facts and circumstances and is governed by Section 302 of the Code (as modified by Section 304 of the Code). This determination takes into consideration each Holder's proportionate direct and indirect ownership (determined by applying a highly complex series of attribution rules set forth in Section 318 of the Code (as modified by Section 304 of the Code) of the stock of United as contrasted to that Holder's direct and indirect ownership of United (through his or her direct or indirect ownership of New United) immediately following the transaction and whether such Holder experiences a diminution of his or her direct and indirect ownership that meets one of the several tests for sale or exchange treatment provided under Section 302(b) of the Code. In general, under Section 318 of the Code, a shareholder may be considered to own stock that is owned, and in some cases constructively owned, by certain related individuals or entities, as well as stock that the shareholder, or related individuals or entities, has the right to acquire by exercising an option or converting a convertible security. Any Holder in such situation is urged and expected to consult with his or her individual tax advisor to consider the tax effects of this type of situation.

vi. Solely with respect to shares of stock of New United actually received in exchange for shares of United stock, each Founder's and Stockholder's aggregate basis in the New United stock received should equal such Founder or Stockholder's basis in their United stock surrendered for such shares as determined immediately prior to the Transaction Such aggregate basis should be allocated among the New United stock received by such Founder or Stockholder in proportion to the fair market values of the New United stock received. Each Founder's and Stockholder's holding period in the New United stock received in the Transaction should include the holding period of the United stock exchanged therefore by

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     such Founder or Stockholder, provided, and to the extent that, such United stock is held as a capital asset at the time of the mergers. The holding period applicable to each share of New United common stock received in the transaction will be a split holding period, based on the holding periods of each proportionate part of the United shares that were converted in the Transaction, for any Holder of more than one class of United stock, or any Holder with varying basis or holding periods in a single class of stock

vii. The exchange of United Class B Stock for United Class A Stock by the Founder Newcos just prior to the merger of United/New United Merger Subsidiary with and into United, the exchange of United Series E Preferred Stock for United Class A Common Stock, and the conversion of United/New United Merger Subsidiary's outstanding Class B and Class C Common stock into 1,500,000 shares of United Class B Common Stock and 300,000,000 shares of United Class C Common Stock taken in conjunction with the cancellation of each share of United Class A Stock, United Class B Common Stock, United Series B Preferred Stock, United Series C Preferred Stock, and United Series D Preferred Stock held by New United just prior to the merger will constitute a tax-free recapitalization of United under Section 368(a)(1)(E) of the Code.

viii. No gain or loss should be recognized by (1) New United (2) United (3) and United/New United Subsidiary upon the merger of United/New United Subsidiary into United and the actual or deemed exchange of United shares solely for New United Common shares pursuant to the Transaction under
     Section 1032 of the Code.

ix. New United and United (including any US corporations that will continue to file a consolidated Federal income tax return with United after the Transaction) may not join in the filing of a consolidated Federal income tax return because New United and United are not " members of an affiliated group" as defined in Section 1504(a) of the Code since New United will not own stock of United that is sufficient to meet the requirements for tax consolidation prescribed by Section 1504 of the Code.

x. In taxable periods following the Transaction, if the Transaction results in United experiencing an ownership change as defined in Section 382 of the Code, United will be limited in its ability to utilize certain pre-ownership change net operating losses (which may include certain losses or deductions recognized for Federal income tax purposes after such change in ownership).

This Opinion is solely for the benefit of the Founders and Stockholder's and is not to be relied upon by anyone else. We assume no responsibility for tax consequences, or any other consequences, to any other parties to the Transaction or to persons. Instead, any such party or person should consult and rely upon the advice of their own counsel, accountant, tax advisor, or other advisors. Except to the extent expressly permitted hereby and without the prior written consent of Andersen LLP ("Andersen"), this document may not be disclosed or quoted, nor

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otherwise referred to in any documents except as referenced in the Agreement.
Disclosure by the addressees to a taxing authority after consultation with Andersen in the event of an audit, a penalty, or similar assertion by such authority, or as otherwise required by law is permitted, however. Notwithstanding anything herein to the contrary, (i) no restriction herein is intended to be nor shall be construed as a condition of confidentiality as such term is used in Sections 6011, 6111, 6112 of the Code and the Treas. Regs. thereunder; and (ii) any corporation or individual has Andersen's authorization to disclose to any and all persons, without limitation of any kind, any entity, plan, arrangement or transaction referenced in this document; it being such corporation's duty to ascertain whether any further authorization is needed from the addressees or others.

Very truly yours,

ARTHUR ANDERSEN LLP



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